Exhibit 15

AGREEMENT

        This Agreement (this “Agreement”) is made and entered into effective as of September 28, 2006 by and between each of the parties listed in the Schedule hereto, severally, of the one part ( the “Lead Investors”), and Bank Hapoalim B.M., a banking corporation organized under the laws of the State of Israel (the “Bank”) of the other part.

        WHEREAS, the Lead Investors are the leading investors in Tower Semiconductor Ltd. (“Tower”), an independent manufacturer of semiconductor wafers whose Ordinary Shares (the “Shares”) are traded on the Nasdaq Stock Market under the symbol TSEM and whose Ordinary Shares and certain other securities are traded on the Tel-Aviv Stock Exchange under the symbol TSEM;

        WHEREAS, the Bank and Bank Leumi Le–Israel B.M. (collectively, the “Banks”) and Tower are parties to a Facility Agreement dated January 18, 2001, as amended (the “Facility Agreement”); and

        WHEREAS, at the request of Tower, the Banks and Tower have entered into an Amending Agreement dated August 24, 2006 (the “Amending Agreement”), one of the conditions to the effectiveness of which includes, inter alia, the entering into by each of the Banks with the Lead Investors of this Agreement;

        NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.	Interpretation.

1.1.	In this Agreement:

1.1.1.	“Affiliate” means, with respect to any person, any company which controls, is controlled by, or under common control with, such person; “control” shall in this Section 1.1.1 bear the meaning assigned to such term in Section 1 of the Securities Law, 1968;

1.1.2.	“including” and “includes” means including, without limiting the generality of any description preceding such terms;

1.1.3.	a “person” shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) or two or more of the aforegoing;

1.1.4.	“Shares” means the ordinary shares of Tower or any other shares of Tower having voting rights;

1.1.5.	“Subsidiary” of a person means any company in which such person holds directly at least 51% (fifty-one percent) of the total issued share capital and other means of control (including voting rights and rights to appoint directors).

1.2.	The preamble to this Agreement constitutes an integral part thereof.

2.	Undertakings of Lead Investors.

    2.1.        In the event that a person shall acquire and hold Shares representing 5% (five percent) or more of the then outstanding Shares of Tower from the Bank and/or its Affiliates and the Bank notifies the Lead Investors that such acquiring person shall have the benefit of the undertakings of the Lead Investors contained in this Agreement (the “Acquiring Person”), then each of the Lead Investors shall as soon as practicable, take such action to cause a general meeting of shareholders to be assembled and to vote (and/or, if applicable, cause any and all of its Subsidiaries holding Shares to vote) all of the Shares held by such Lead Investor and its Subsidiaries for the nominee of such Acquiring Person to be appointed as a director of Tower; provided, however, that the fulfilment of such undertakings shall apply only in respect of one such Acquiring Person. For the avoidance of doubt, without derogating from the terms and conditions of this Agreement, the Bank need not designate the first acquirer of such 5% (five percent) or more holding from the Bank and/or its Affiliates as the Acquiring Person and may, in its discretion, so designate a subsequent acquirer from the Bank and/or its Affiliates of such 5% (five percent) or more holding as the Acquiring Person or may, in its discretion, not designate any acquirer as the Acquiring Person. For the further removal of doubt, the Acquiring Person may not assign any rights or benefits of the undertakings of the Lead Investors contained in this Agreement that may be owed or owing to the Acquiring Person, except to a Subsidiary of such Acquiring Person. Only (1) Shares received by the Bank and/or its Affiliates upon the conversion of a capital note (or any other capital note or capital notes issued in substitution therefor) issued pursuant to clause 5.4 of the Amending Agreement (the “Capital Notes”) and (2) Shares received upon the conversion of Capital Notes acquired from the Bank and/or its Affiliates shall be considered Shares acquired from the Bank and/or its Affiliates for the purpose of the first sentence of this Section 2.1.

    2.2.        Each of the Lead Investors agrees, separately but not jointly, to attend and vote (and/or, if applicable, cause any and all of its Subsidiaries holding Shares to vote) at general meetings of shareholders of Tower all of the Shares held by such Lead Investor and its Subsidiaries: (i) for any amendment to Tower’s articles of association (the “Articles”) that may be required in order that at all times the maximum number of directors in the Board of Directors of Tower as set forth in the Articles shall be more than the then current or proposed number of directors so as to permit the Acquiring Person’s nominee to serve as a director; (ii) for the election of the Acquiring Person’s nominee to the Board of Directors of Tower and for any other resolution which is necessary in order to finalize such election; and (iii) against any resolution the effect of which is to prevent such election. Subject to Sections 4.9.1 and 4.9.2 below, the obligations of each of the Lead Investors towards the Acquiring Person and the Acquiring Person’s nominee under this Agreement shall be subject to the Acquiring Person agreeing to attend and vote (and/or, if applicable, cause any and all of its Subsidiaries holding Shares to vote) at general meetings of shareholders of Tower all of the Shares held by the Acquiring Person and its Subsidiaries for (and only for) (a) the election of (i) the Acquiring Person’s nominee; (ii) the nominees to the Board of Directors of Tower for which any of the Lead Investors shall be obligated to vote for pursuant to that certain Consolidated Shareholders Agreement by and among the Lead Investors, dated January 18, 2001, as amended and as may be amended from time to time (the “CSA”); and (iii) a representative of Israel Corporation Ltd. as Chairman of the Board of Directors of Tower if any of the Lead Investors shall be obligated to vote therefor pursuant to the CSA and (b) in the case of each of (a)(i), (ii) and (iii) above, any other resolution which is necessary in order to finalize each such election and against any resolution the effect of which is to prevent or impede each such election. For the removal of doubt, the provisions of this Section 2.2 shall apply to voting in relation only to the matters set out in (a) and (b) above and shall not restrict the rights of the Acquiring Person or the Lead Investors (and/or their respective Subsidiaries) to vote on other matters in such manner as they deem fit. For the avoidance of doubt, the Acquiring Person shall not be required to agree to vote as set out in the immediately preceding sentence (or, as applicable, in Section 4.9.1 below) and may at any time terminate such agreement (in which case, the Acquiring Person shall be relieved of any obligation so to vote) and, with respect to the Lead Investors, the sole consequence of an Acquiring Person’s failure to agree or termination of such agreement as aforesaid shall be that the Lead Investors will not be obligated to vote for the Acquiring Person’s nominee, including pursuant to Section 4.9 below.

    2.3.        Subject to Section 2.4 below, in the event that the Acquiring Person and its Subsidiaries hold together in the aggregate less than 5% (five percent) of the outstanding Shares, then the Acquiring Person shall not be entitled to designate any nominee, and if requested by any of the Lead Investors, shall cause its nominee then serving as a director of Tower to resign immediately from such position. In the absence of such resignation within 24 (twenty-four) hours of such request, the Lead Investors agree to take such action as is necessary to cause a general meeting of shareholders of the Company to be assembled, and to vote all their Shares in order to remove such director from Tower’s board of directors.

    2.4.        Notwithstanding Section 2.3, in the event that the Acquiring Person and its Subsidiaries hold together at any one time in the aggregate 6% (six percent) or more of the outstanding Shares, and, subsequent to such time, the Acquiring Person and its Subsidiaries hold together in the aggregate less than 5% (five percent) of the outstanding Shares solely as a result of additional Shares having become issued and outstanding (and not as a result of any sales of Shares by the Acquiring Person or its Subsidiaries) (such date, the “Dilution Date”), and within 90 (ninety) days of the Dilution Date, the Acquiring Person and its Subsidiaries shall not again become together the holders of 5% (five percent) or more of the outstanding Shares (such 90th day, the “Loss of Right Date”), the Acquiring Person shall not, after the Loss of Right Date, be entitled to designate a nominee and, if requested by any of the Lead Investors, shall cause its nominee then serving as a director of Tower to resign immediately from such position. In the absence of such resignation within 24 (twenty-four) hours of such request, the Lead Investors agree to take such action as is necessary to cause a general meeting of shareholders of the Company to be assembled, and to vote all their Shares in order to remove such director from Tower’s board of directors.

    2.5.        Each of the Lead Investors further agrees that in the event that the Acquiring Person decides to terminate or replace its director, then each shall vote (and/or, if applicable, cause any and all of its Subsidiaries holding Shares to vote) all of the Shares held by such Lead Investor and its Subsidiaries to cause the termination of office or, subject to the Acquiring Person having the right to nominate a person to serve as a director of Tower under this Agreement, the replacement of such director, in accordance with the decision of the Acquiring Person and cause, if required, a general meeting of shareholders of Tower to be held for such purpose. This Section 2.5 shall apply mutatis mutandis to the obligations of the Acquiring Person (and/or, if applicable, its Subsidiaries) to vote for nominees of the Lead Investors under Section 2.2 above.

    2.6.        Notwithstanding the above,

    2.6.1.        a majority (in number and not shareholdings) of the Lead Investors then having the right to have one of its nominees elected to the Board of Directors of Tower pursuant to the CSA (“Eligible Lead Investors”) shall be entitled, by a single written notice to the Acquiring Person, signed by such majority of the Lead Investors, to object to the appointment of any particular individual nominated by an Acquiring Person as a director of Tower on reasonable grounds (including, without limitation, that the nominee is a competitor of Tower, or is an employee of, or consultant to, Tower or to a competitor of Tower). For the avoidance of doubt, if any such objection on reasonable grounds is made, the Acquiring Person shall be entitled to nominate another individual to serve as a director of Tower, whose appointment shall be also subject to the terms and conditions of this Agreement, including this Section 2.6.1.

    2.6.2.        an Acquiring Person shall not have any rights under this Agreement (or enjoy any benefit of the undertakings of the Lead Investors hereunder) if a majority (in number and not shareholdings) of the Eligible Lead Investors shall, by a single written notice to the Acquiring Person, signed by such majority of the Lead Investors, object to the identity thereof but only on the following grounds: that the Acquiring Person is a competitor of Tower or an employee of, or consultant to, Tower or to a competitor of Tower or is a person organized under the laws of a state that either (a) is at war with the State of Israel or (b) has been declared by the Israel Minister of Defence as a state “hostile” to Israel.

3.	Representations and Warranties by Lead Investors

        Each of the Lead Investors hereby represents and warrants to the Bank that:

    3.1.        it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

    3.2.        its signature on this Agreement and the performance by it of its obligations pursuant to this Agreement do not in any way contradict any rights of third parties, any contracts or agreements to which it is a party, its charter documents or any applicable law;

    3.3.        the execution of this Agreement and performance by it of its obligations under this Agreement are within its power and authority and have been duly and validly authorised by all necessary corporate action; and

    3.4.        this Agreement has been duly and validly executed by it and constitutes its valid, legal and binding obligations, enforceable against it in accordance with the terms of this Agreement.

4.	Miscellaneous.

    4.1.        Governing Law; Jurisdiction. This Agreement shall be governed by and shall be construed in accordance with Israeli law and the courts of Tel-Aviv-Jaffa shall have exclusive jurisdiction to hear any matters, provided that the Bank shall be entitled to sue any of the Lead Investors in any jurisdiction in which such Lead Investor has an office or holds assets.

    4.2.        Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, any Subsidiary of the Lead Investors or the Acquiring Person holding Shares, the successors and permitted assigns of the parties hereto. This Agreement may not be assigned by any party without the prior written consent of the other party hereto, provided that the Bank may assign this Agreement, in whole or in part, to any Affiliate of the Bank.

    4.3.        Entire Agreement; Amendment and Waiver. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the parties to this Agreement.

    4.4.        Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. Unless provided otherwise herein, all remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

    4.5.        Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

    4.6.        Counterparts. This Agreement may be executed in any number of counterparts (including facsimile counterparts), each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

    4.7.        Headings. The headings of the sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

    4.8.        Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties reflected thereby.

    4.9.        Termination. This Agreement, and, for the avoidance of doubt, any rights that may have been previously enjoyed by the Acquiring Person and the Acquiring Person’s nominee, shall not have any further force or effect and shall terminate upon the January 18, 2013 or such later date to which the CSA shall have been extended, provided that nothing in this Section 4.9 shall derogate from the last sentence of Section 2.2 above.

4.9.1.	In the event the CSA terminates prior to January 18, 2013, each of the Lead Investors will remain obligated to the Acquiring Person and the Acquiring Person’s nominee under this Agreement, including the first sentence of Section 2.2 above, provided that, if such Lead Investor has a nominee to the Board of Directors of Tower, each such Lead Investor’s obligations shall be subject to the Acquiring Person agreeing to attend and vote (and/or, if applicable, cause any and all of its Subsidiaries holding Shares to vote) at general meetings of shareholders of Tower all of the Shares held by the Acquiring Person and its Subsidiaries for (and only for) (a) the election of (i) the Acquiring Person’s nominee and (ii) such Lead Investor’s nominee or nominees to the Board of Directors of Tower and (b) in the case of (i) and (ii) above, any other resolution which is necessary in order to finalize each such election and against any resolution the effect of which is to prevent each such election. For the removal of doubt, the provisions of this Section 4.9.1 shall apply to voting in relation only to the matters set out in (a) and (b) above and shall not restrict the rights of the Acquiring Person or the Lead Investors (and/or their respective Subsidiaries) to vote on other matters in such manner as they deem fit.

4.9.2.	For the avoidance of doubt (a) if any such Lead Investor shall not have a nominee to the Board of Directors of Tower, such Lead Investor shall nonetheless remain obligated to the Acquiring Person and the Acquiring Person’s nominee under this Agreement, including the first sentence of Section 2.2 above; (b) if Section 4.9.1 above is applicable and two or more Lead Investors have agreed to vote for one another’s nominees, the vote by the Acquiring Person and, if applicable, its Subsidiaries, for all such nominees of such Lead Investors shall be deemed a vote for “(and only for)” the nominee of each such Lead Investor for the purposes of Section 4.9.1 above; and (c) nothing in this Agreement shall be deemed to constitute an undertaking by any of the Lead Investors to the Bank or to the Acquiring Person not to dispose of any Shares (without derogating from the provisions of the Facility Agreement, pursuant to which certain disposals of Shares by the Lead Investors would constitute an Event of Default (as defined in the Facility Agreement) of Tower or from the provisions of the CSA, pursuant to which certain disposals may not be permitted or may be subject to certain rights of the other Lead Investors).

        IN WITNESS WHEREOF, each of the parties has signed this Agreement as of the date first hereinabove set forth.

BANK HAPOALIM B.M. By: /s/ Meiri Alterman; /s/ Dalit Uri Name: Meiri Alterman; Dalit Uri Title: Customer Relationship Manager; Deputy Customer Relationship Manager	THE ISRAEL CORPORATION LTD. By: /s/ Yossi Rosen; /s/ Avisar Paz Name: Yossi Rosen; Avisar Paz Title: CEO; CFO

SANDISK CORPORATION By: /s/ Eli Harari Name: Eli Harari Title: CEO	ALLIANCE SEMICONDUCTOR CORPORATION By: /s/ Mel Keating Name: Mel Keating Title: President & CEO

MACRONIX INTERNATIONAL CO. LTD.

By: /s/ Miin Chyou Wu

Name: Miin Chyou Wu

Title: Chairman

Schedule

Lead Investors

The Israel Corporation Ltd., a company incorporated under the laws of Israel

Sandisk Corporation, a corporation incorporated under the laws of Delaware, USA

Alliance Semiconductor Corporation, a corporation incorporated under the laws of Delaware, USA

Macronix International Co. Ltd., a company incorporated under the laws of Taiwan